May 30, 2006


Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. Chenxi Shi
President, Chief Executive Officer and Director
Royaltech Corp.
1855 Talleyrand, Suite 203A
Brossard, Quebec, Canada, J4W 2Y9

	Re:  Royaltech Corp.
                    Amendment No. 1 to Form SB-2
	        File No. 333-131815
                    Filed May 15, 2006


Dear Mr. Shi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Risk factors
We may face regulatory hurdles..., page 9
1. Revise to disclose the timetable for obtaining the permission to proceed or otherwise indicate that there is no timetable for obtaining the required permissions.

General
2. Please update your financial statements in accordance with Item 310 of Regulation S-B.
3. We note you include references to financial results for the year ended September 30, 2004. However, we note that your date of inception was April 13, 2004 and therefore you were not in existence for the full year ended September 30, 2004. Please revise all references to the year ended September 30, 2004 to describe the period as April 13, 2004 (Date of Inception) to September 30, 2004.

Risk Factors
Our Independent Auditors..., page 8
4. Revise herein or add a cross-reference to a "plan" to overcome the
"going concern" opinion, i.e., a plan must be presented to address the need for additional funding whether through loans or raising capital. The Company does not have to have specific plans but must at least indicate the need and the intent to raise funds even if accompanied by a statement that such funds may not be available or may come at a high cost to the Company.

Intellectual Property, page 30
5. Revise the first paragraph to clarify who, if anyone, holds the patents to the other two clinical diagnostic kits. If material, consider adding a risk factor relating to patent infringement (if the
Company could infringe upon others).

Description of Business
Product Overview, page 25
6. Revise the first sentence to indicate the right is "non-exclusive".

Financial Statements
Note 7. Commitment
7. We note your response to comment 12 from our letter dated March 10, 2006 in which you state that you will revise your disclosure. In your response you provide proposed disclosure which specifically addresses our comments. However, we do not see this proposed disclosure in your amended filing. We do see other revised disclosure that addresses some, but not all of the items in prior comment 12. Please revise your filing to include the second and third paragraphs as written in your response to prior comment 12. Also, disclose whether the licensing agreement has any renewal options.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Michael Volley (202) 551-3437 or Paul Cline at (202) 551-3851.
All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3775.

						Sincerely,

						Todd K. Schiffman
						Assistant Director


Cc: William L. Macdonald, Esq.
       Clark Wilson LLP
       Suite 800, 885 West Georgia Street
       Vancouver, British Columbia, Canada V6C 3H1





Royaltech Corp.
Page 1